
**United States**

# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

# August 20, 2010

Date of report *(date of earliest event reported)*


| Commission File No. | Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No. | IRS Employer Identification No. |
|---|---|---|
| 000-49965 | **MGE Energy, Inc.**<br>*(a Wisconsin Corporation)*<br>133 South Blair Street<br>Madison, Wisconsin 53703<br>(608) 252-7000<br>www.mgeenergy.com | 39-2040501 |
| 000-1125 | **Madison Gas and Electric Company**<br>*(a Wisconsin Corporation)*<br>133 South Blair Street<br>Madison, Wisconsin 53703<br>(608) 252-7000<br>www.mge.com | 39-0444025 |

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On August 20, 2010, Mark D. Bugher was elected to serve on the board of directors of MGE Energy, Inc. (MGEE) and Madison Gas and Electric Company effective with the Company's next board meeting on September 17, 2010.

Mr. Bugher will serve as a member of the class of directors up for election at the Company's 2013 annual meeting of shareholders. He will serve as a member of the audit and corporate governance committees of MGEE's board of directors.

Mr. Bugher is Director of University Research Park, Inc., in Madison, Wisconsin. He is former Secretary of the Wisconsin Department of Administration and former Secretary of the Wisconsin Department of Revenue.

**Item 9.01. Financial Statements and Exhibits.**

(a)   Financial statements of businesses acquired:
      Not applicable.

(b)   Pro forma financial information:
      Not applicable.

(c)   Shell company transactions:
      Not applicable.

(d)   Exhibits.
      A copy of the press release announcing Mark D. Bugher's election as a director of the Company is attached hereto as Exhibit 99.1 and incorporated herein by reference.

| 8-K Exhibit No. | Description |
| --- | --- |
| 99.1 | Press release dated August 24, 2010, announcing Mark D. Bugher's election as a director of the Company. |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**MGE Energy, Inc.**
**Madison Gas and Electric Company**
*(Registrant)*

Date: August 24, 2010 /s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

**MGE Energy, Inc.**
**Madison Gas and Electric Company**

**Exhibit Index to Form 8-K**
**Dated August 20, 2010**

| 8-K Exhibit No. | Description |
| --- | --- |
| 99.1 | Press release dated August 24, 2010, announcing Mark D. Bugher's election as a director of the Company. |

**EXHIBIT 99.1**

# News

Madison, Wis., Aug. 24, 2010—Mark D. Bugher has been elected to the Board of Directors of Madison Gas and Electric and MGE Energy, Inc., effective Sept. 17, 2010.

Mr. Bugher is Director of the University Research Park, University of Wisconsin-Madison. Prior to joining the Research Park in 1999, he served the State of Wisconsin as Secretary of Administration from 1996 to 1999 and as Secretary of Revenue from 1988 to 1996.

Mr. Bugher also currently chairs the Wisconsin Technology Council and serves on the Greater Madison Chamber of Commerce Board (past chair 2008-2009).

MGE Energy (Nasdaq: MGEE) is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 138,000 customers in Dane County, Wis., and purchases and distributes natural gas to 142,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

**Contact:**
Margaret Collins
Manager - Corporate Communications
608-252-7088
mcollins@mge.com